                                                                 FILE NO. 69-265

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-3A-2



   Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the

          Provisions of the Public Utility Holding Company Act of 1935

                        NEW JERSEY RESOURCES CORPORATION

                 For the Calendar Year Ending December 31, 2001

         New Jersey Resources Corporation (the "Company") hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. The Company and all of its affiliates named herein, unless otherwise noted, are New Jersey corporations, located at 1415 Wyckoff Road, Wall, New Jersey. The Company holds 100% of the Common Stock of New Jersey Natural Gas Company (NJNG), NJR Energy Services Company (Energy Services), NJR Retail Holdings Corporation (Retail Holdings), NJR Capital Services Corporation (Capital), and NJR Service Corporation (Service Corp.) The Company has no independent business operations but operates as a holding company of these and any other subsidiaries that may be formed in the future.

         Energy Services provides unregulated fuel and capacity management and other wholesale marketing services.

         Retail Holdings, formed as an unregulated affiliate to consolidate the Company's unregulated retail operations, holds 100% of the following subsidiaries:

                  (a) NJR Home Services Company (Home Services), formed to hold the appliance service repair and contract services business that was transferred from NJNG. The business serves the needs of more than 124,000 customers under natural gas appliance protection plan contracts;

                  (b) NJR Natural Energy Company (Natural Energy), formed to participate in the unregulated retail marketing of natural gas;

                  (c) NJR Power Services Company (Power Services), formed to participate in the distribution of alternative sources of energy, such as fuel cells and micro turbines; and

                  (d) NJR Plumbing Services Company, formed in 2001 to provide plumbing services.

         Capital was formed to consolidate the Company's energy-related and real estate investments. Capital's subsidiaries include the following:

                  (a) Commercial Realty & Resources Corp. (CR&R) develops and owns commercial office and mixed-use commercial/industrial real estate projects primarily in Monmouth and Atlantic counties, New Jersey. CR&R currently owns two fully leased buildings totaling 25,000 square feet and has about 180 acres of undeveloped land. CR&R constructed a 35,000 square foot mixed use building that was sold to a third-party along with approximately 13 acres of land in 2001;

                  (b) NJR Investment Company, which was formed to make certain energy-related equity investments; and

                  (c) NJR Energy Holdings, formerly a sub-holding company of NJR, has subsidiaries that include NJR Energy Corporation, an investor in energy-related ventures through its operating subsidiaries, New Jersey Natural Resources Company, and NJNR Pipeline Company.

         Service Corp. was formed to provide administrative services, including corporate communications, financial, internal audit, legal, and computer technology, to all affiliated companies.

         Among the Company's direct and indirect subsidiaries, only NJNG is a public utility. NJNG is engaged in the business of purchasing, distributing and selling natural gas exclusively in the state of New Jersey, other than as described in Section 3(c) of this document, to more than 420,000 residential, commercial and industrial customers throughout most of Monmouth and Ocean counties and parts of Morris and Middlesex counties.

         Service Corp. and NJNG, from time to time, render to each other certain services and make available the use of certain personnel, facilities and equipment. The company receiving such services or using such facilities and equipment will reimburse the other for the cost thereof, pursuant to certain service agreements approved by the New Jersey Board of Public Utilities.

         2. As of December 31, 2001, NJNG owned approximately 3,894 miles of steel, wrought and cast iron distribution main, and 2,206 miles of plastic distribution main. Additionally, NJNG owns approximately 214 miles of steel transmission main in various sizes, approximately 394,568 services and approximately 438,286 meters.

         NJNG owns and operates two liquefied natural gas storage plants, one in Stafford Township and one in Howell Township, New Jersey. The two plants have an estimated maximum capacity of 20,000 and 150,000 Mcf per day, respectively. These facilities are used for peaking supply and emergencies.

         NJNG owns two service centers, one in Atlantic Highlands and the other in Wall, New Jersey, and owns combined service center/customer service offices in Lakewood and Rockaway Township, New Jersey. NJNG leases a storage facility in Long Branch, New Jersey. NJNG also leases its headquarters facilities and a customer service office in Wall, New Jersey, a customer service office located in Asbury Park, New Jersey, and a service center in Manahawkin, New Jersey. Each service center houses storerooms, garages, gas distribution operations, and small administrative offices. The customer service offices support customer contact, marketing and other functions.

         NJNG owns and leases certain electronic data processing equipment and owns and leases a fleet of trucks, service vehicles, and automobiles.

         Substantially all of NJNG's properties, not expressly excepted or duly released, are subject to the lien of an Indenture of Mortgage and Deed of Trust to Bank of New York, Midwest Trust, dated April 1, 1952, as amended by twenty-nine (29) Supplemental Indentures, as security for NJNG's bonded debt which totaled approximately $217,845,000 at December 31, 2001.

         3. (a) NJNG's distribution of natural or manufactured gas in the State of New Jersey for the calendar year ended December 31, 2001, is set forth below.

                                          VOLUMES SOLD (DTH)                 DOLLAR REVENUES FROM SALES
                                          ------------------                 --------------------------
       RETAIL                                     67,267,694                               $526,154,235
       WHOLESALE                                           0                                          0
       TOTALS                                     67,267,694                               $526,154,235

            (b) None.

            (c) NJNG sold at wholesale approximately 79.4 Bcf of natural gas outside the State of New Jersey to various customers during calendar 2001 under a Blanket Sale for Resale Certificate issued by the Federal Energy Regulatory Commission, as set forth in the following table:

        STATE                                VOLUMES SOLD (DTH)               DOLLAR WHOLESALE REVENUES
        -----                                ------------------               --------------------------
        Alabama                                          41,031                                  $88,463
        Connecticut                                   5,109,378                              $22,315,778
        Delaware                                      1,467,618                               $5,439,875
        Kentucky                                         80,750                                 $307,690
        Louisiana                                     3,002,015                              $10,567,767
        Maryland                                         36,915                                 $342,763
        Mississippi                                      26,500                                  $86,055
        Missouri                                            679                                     3503
        New Jersey                                   38,785,337                             $197,857,182
        New York                                     12,107,267                              $50,611,418
        Pennsylvania                                 10,371,642                              $44,617,282
        Rhode Island                                      9,400                                  $41,266
        Texas                                           482,173                               $1,980,721
        Virginia                                         66,816                                 $290,376
        West Virginia                                 1,077,698                               $5,344,485
        Pooling Points(1)                             6,687,699                              $39,946,249
                                             -----------------------------------------------------------
        TOTALS                                       79,352,918                             $379,840,881

--------
(1) Pooling points are not geographically specific.

            (d) For the calendar year ended December 31, 2001, purchases of natural or manufactured gas by NJNG from sources outside the State of New Jersey amounted to approximately 128 Bcf, at a cost of $708 million. The expenses include commodity purchase costs plus all fixed and variable contract delivery costs and are more particularly set forth in the table below:

STATE                                   VOLUMES PURCHASED (DTH)                         PURCHASE COSTS
-----                                   -----------------------                         ----------------
Arkansas                                             13,855,381                              $60,075,865
Connecticut                                           2,475,986                               $7,884,125
Indiana                                              10,705,596                              $80,960,185
Kentucky                                                 91,926                                 $680,796
Louisiana                                            19,048,592                              $88,141,026
Massachusetts                                           225,106                               $2,135,719
Mississippi                                           3,074,896                              $12,360,792
New Jersey                                           11,992,255                              $48,536,705
New York                                             19,578,757                              $68,458,554
Ohio                                                 10,666,446                              $56,176,739
Pennsylvania                                         11,319,326                              $51,576,114
Texas                                                19,329,214                              $71,611,567
Virginia                                              1,044,237                               $1,785,785
West Virginia                                         1,408,837                               $6,312,422
                                        ----------------------------------------------------------------
Pooling Points                                        7,772,796                              $45,684,310
                                                    132,589,351                             $602,380,711
Other Costs                                         (4,393,690)                             $105,720,446
                                        ----------------------------------------------------------------
TOTAL PURCHASE COSTS                                128,195,661                             $708,101,157
                                        ----------------------------------------------------------------

         4. (a) None
            (b) None
            (c) None
            (d) None
            (e) None

                                    EXHIBIT A


            Attached as Exhibit A are Consolidating Income and Surplus Statement and Consolidating Balance Sheet of the Company and its subsidiary companies for the fiscal year ended September 30, 2001.

NEW JERSEY RESOURCES CORPORATION                                       26-Feb-02
CONSOLIDATING INCOME STATEMENT                                       10:09:54 AM
TWELVE MONTHS ENDED SEPTEMBER 30, 2001


                                     NJRE               NJR      NJR CAPITAL              Home      Power    Plumbing    NJR RETAIL
                                     Cont.     CR&R    Invest.    CORP.        NJNE     Services   Services  Services     HOLDINGS
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                    1,691      1,191             2,882        5,678     12,914        0           0      18,592

OPERATING EXPENSES
    Gas Purchases                                   0                 0        5,430          0        0                   5,430
    Operations & Maintenance           166      1,587             1,753          508     11,701      156          18      12,383

    Depreciation & Amortization         60         88               148           88        189       11                     288
    Energy & Other Taxes                 0        231               231          294        652        5           1         952
                                   ------------------------------------------------------------------------------------------------
       TOTAL OPERATING EXPENSES        226      1,906      0      2,132        6,320     12,542      172          19      19,053
                                   ------------------------------------------------------------------------------------------------

OPERATING INCOME                     1,465       (715)     0        750         (642)       372     (172)        (19)       (461)


Other Income (Expense)                 320        849      1      1,170          106          1        0           1         108

INTEREST CHARGES                       550        545      4      1,099         (153)       (48)       0           0        (201)
CAPITALIZED INTEREST                     0       (122)     0       (122)           0          0        0           0           0
                                   ------------------------------------------------------------------------------------------------
INTEREST CHARGES, NET                  550        423      4        977         (153)       (48)       0           0        (201)
                                   ------------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES           1,235       (289)    (3)       943         (383)       421     (172)        (18)       (152)

INCOME TAX PROVISION                   450       (334)    (1)       115         (134)       155      (60)         (6)        (45)
                                   ------------------------------------------------------------------------------------------------

INCOME BEFORE CUM. EFFECT
OF A CHANGE IN ACCTG.                  785         45     (2)       828         (249)       266     (112)        (12)       (107)

CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING FOR FAS 133              (384)                        (384)
                                   ------------------------------------------------------------------------------------------------
NET INCOME                             401         45     (2)       444         (249)       266     (112)        (12)       (107)
                                   ================================================================================================


                                    CONSOLIDATING      NJR Retail                 NJR                     NJR Energy     NJR Retail
                                     DR    (CR)        Holdings          NJR     Service         NJNG     Services Co.     Holdings
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                                      18,592           0            0       1,009,477     1,022,734        18,592

OPERATING EXPENSES
    Gas Purchases                                       5,430           0            0         768,643     1,013,952         5,430
    Operations & Maintenance                           12,383       3,477       16,448          77,946         2,862        12,383

    Depreciation & Amortization                           288         168            0          31,676           250           288
    Energy & Other Taxes                                  952          53          538          41,964            32           952
                                 --------------------------------------------------------------------------------------------------
       TOTAL OPERATING EXPENSES      0       0         19,053       3,698       16,986         920,229     1,017,096        19,053
                                 --------------------------------------------------------------------------------------------------

OPERATING INCOME                                         (461)     (3,698)     (16,986)         89,248         5,638          (461)

Other Income (Expense)                                    108       8,520       16,964           4,346           655           108

INTEREST CHARGES                                         (201)      4,671          (22)         16,824        (1,791)         (201)
CAPITALIZED INTEREST                                        0           0            0            (753)            0             0
                                 --------------------------------------------------------------------------------------------------
INTEREST CHARGES, NET                0       0           (201)      4,671          (22)         16,071        (1,791)         (201)
                                 --------------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                               (152)        151            0          77,523         8,084          (152)

INCOME TAX PROVISION                                      (45)         38            0          29,481         3,302           (45)
                                 --------------------------------------------------------------------------------------------------

INCOME BEFORE CUM.
EFFECT OF A CHANGE IN ACCTG.                             (107)        113            0          48,042         4,782          (107)

CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING FOR FAS 133                                                                          (275)         (688)
                                 --------------------------------------------------------------------------------------------------
NET INCOME                                               (107)        113            0          47,767         4,094          (107)
                                 ==================================================================================================


                                    NJR Capital       Consolidated          CONSOLIDATING            CONSOL
                                        Corp.            TOTAL             DR         (CR)           TOTAL
--------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                       2,882           2,053,685           92 (C)                   2,048,408
                                                                         5,185 (G)

OPERATING EXPENSES                                                                   5,185 (G)
    Gas Purchases                           0           1,788,025                   16,986 (D)       1,782,840
    Operations & Maintenance            1,753             114,869                       92 (C)          89,455
                                                                                     8,176 (E)               0
    Depreciation & Amortization           148              32,530                      160 (I)          32,530
    Energy & Other Taxes                  231              43,770                                       43,770
                                     -------------------------------------------------------------------------
       TOTAL OPERATING EXPENSES         2,132           1,979,194                                    1,948,595
                                     -------------------------------------------------------------------------

OPERATING INCOME                          750              74,491                                       99,813

                                                                        16,986 (D)
Other Income (Expense)                  1,170              31,763        8,176 (E)       5 (F)           6,446
                                                                           160 (I)
INTEREST CHARGES                        1,099              20,580                                       20,580
CAPITALIZED INTEREST                     (122)               (875)                                        (875)
                                     -------------------------------------------------------------------------
INTEREST CHARGES, NET                     977              19,705                                       19,705
                                     -------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                943              86,549                                       86,554

INCOME TAX PROVISION                      115              32,891                                       32,891
                                     -------------------------------------------------------------------------
INCOME BEFORE CUM.
EFFECT OF A CHANGE IN ACCTG.              828              53,658                                       53,663

CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING FOR FAS 133                 (384)             (1,347)                                      (1,347)
                                     -------------------------------------------------------------------------
NET INCOME                                444              52,311                                       52,316
                                     =========================================================================




INCOME BEFORE ACCOUNTING CHANGE
-------------------------------------------------------------------------------------------------------------------------------
TWELVE MONTHS                    WEIGHTED AVG SHARES-BASIC             17,731,916     BASIC EARNINGS PER SHARE YTD       $ 3.03
-------------------------------------------------------------------------------------------------------------------------------
THREE MONTHS                     WEIGHTED AVG SHARES-BASIC             17,802,954     BASIC EARNINGS PER SHARE QTD       $(0.15)
-------------------------------------------------------------------------------------------------------------------------------

TWELVE MONTHS                    DENOMINATOR FOR DILUTION              17,866,982     DILUTED EARNINGS PER SHARE YTD     $ 3.00
-------------------------------------------------------------------------------------------------------------------------------
THREE MONTHS                     DENOMINATOR FOR DILUTION              17,989,476     DILUTED EARNINGS PER SHARE QTD     $(0.15)
-------------------------------------------------------------------------------------------------------------------------------

CONT. OPS. & NET INCOME
-------------------------------------------------------------------------------------------------------------------------------
TWELVE MONTHS                    WEIGHTED AVG SHARES-BASIC             17,731,916     BASIC EARNINGS PER SHARE YTD       $ 2.95
-------------------------------------------------------------------------------------------------------------------------------
THREE MONTHS                     WEIGHTED AVG SHARES-BASIC             17,802,954     BASIC EARNINGS PER SHARE QTD       $(0.15)
-------------------------------------------------------------------------------------------------------------------------------

TWELVE MONTHS                    DENOMINATOR FOR DILUTION              17,866,982     DILUTED EARNINGS PER SHARE YTD     $ 2.93
-------------------------------------------------------------------------------------------------------------------------------
THREE MONTHS                     DENOMINATOR FOR DILUTION              17,989,476     DILUTED EARNINGS PER SHARE QTD     $(0.15)
-------------------------------------------------------------------------------------------------------------------------------
ACTUAL SHARES OUTSTANDING                                              17,775,823
---------------------------------------------------------------------------------

                        NEW JERSEY RESOURCES CORPORATION
                  Consolidating Statement of Retained Earnings
                     Fiscal Year Ending September 30, 2001



                                                             NJR        NJR        NJR                             NJR
                             NJRE      PPI       CR&R       Invest     Capital    Energy     NJNE       Home      Develop.      NJR
                                                                       Corp.     Services              Services    Corp.
                           --------------------------------------------------------------------------------------------------------
Balance at September
30, 2000                   (12,626)   1,525     (1,529)       0      (12,630)      6,526    4,069          0        4,069     15,165

Net Income                     401        0         45       (2)         444       4,094     (249)       142         (107)       118

Cash Dividends Declared          0        0          0        0            0           0        0          0            0          0

Balance at September
30, 2001                   (12,225)   1,525     (1,484)      (2)     (12,186)     10,620    3,820        142        3,962     15,283


                               NJNG         Elimination's               NJR
                                                                      Consolidated
                             -----------------------------------------------------
Balance at September
30, 2000                      96,660            (32,867)                 76,923

Net Income                    47,767                  0                  52,316

Cash Dividends Declared      (31,231)                 0                 (31,231)

Balance at September
30, 2001                     113,196            (32,867)                 98,008

NEW JERSEY RESOURCES CORPORATION                                       26-Feb-02
Consolidating Balance Sheet                                          10:14:09 AM
September 30, 2001



                                    NJRE    NJNR             NJR   NJR Capital   CONSOLIDATING        NJR Capital
                                    Cont.  Disc Op   CR&R  Invest.    Corp.      DR         (CR)         Corp.
-----------------------------------------------------------------------------------------------------------------
PROP, PLANT & EQUIP
    Utility plant                       0     0         0                  0                                  0
    Accumulated depreciation            0     0         0                  0                   0  (1)         0
    Oil and gas properties              0     0         0                  0                                  0
    Accumulated amortization            0     0         0                  0                                  0
    Furniture & Fixtures                0     0         0                  0                      (2)         0
    Real estate properties              0     0    23,029                  0                             23,029
    Accumulated depreciation            0     0    (2,705)                 0         (2)                 (2,705)
                                  -------------------------------------------------------------------------------
       Prop plant & equip-net           0     0    20,324      0           0       0           0         20,324
                                  -------------------------------------------------------------------------------
CURRENT ASSETS
    Cash & Temp. Invest.                0     0      (108)                 0                               (108)
    Construction Fund                   0     0         0                  0                                  0
    Customer A/R                    1,041     0       267                  0                              1,308
    Unbilled revenue                    0     0         0                  0                                  0
    Allow for doubtful a/c's            0     0      (267)                 0                               (267)
    Deferred gas costs                  0     0         0                  0                                  0
    Gas in storage                      0     0         0                  0         (4)                      0
    Materials & supplies                0     0         0                  0                                  0
    Prepaid state taxes                 0     0         0                  0                                  0
    Underrecovered gas costs
     - current                          0     0         0                  0                                  0
    Deferred FIT                        0     0         0                  0                                  0
    Net Assets Held for Disposal        0     0         0                  0                                  0
    Derivatives                        53     0         0                  0                                 53
    Broker margin accounts              0     0         0                  0                                  0
    Other                               0     0         0                  0                                  0
                                  -------------------------------------------------------------------------------
       Total current assets         1,094     0      (108)     0           0       0           0            986
                                  -------------------------------------------------------------------------------
DEFERRED FIT                         (323)    0         0                  0                   0  (1)      (323)

DEFERRED CHARGES & OTHER
    Investments                    15,285     0         0    522           0                             15,807
    Regulatory Assets                   0     0         0                  0                                  0
    Underrecovered gas costs
     - long term                        0     0         0                  0                                  0
    Derivatives                     1,182     0         0                  0                              1,182
    Other                               0     0       127                  0       0 (2)                    127
                                  -------------------------------------------------------------------------------
    Total Deferred Charges
     & Other                       16,467     0       127    522           0       0           0         17,116
                                  -------------------------------------------------------------------------------
INVESTMENT IN SUBSIDIARIES
    NJNG                                0     0         0                  0                                  0
    NJR Energy Serv.                    0     0         0                  0                                  0
    NJR Retail Holdings                 0     0         0                  0                                  0
    NJNE                                0     0         0                  0                                  0
    NJNR                                0     0         0             (1,429)  1,429 (1)       0  (1)         0
    Plumbing Services                   0     0         0                  0                                  0
    Home Services                       0     0         0                  0                                  0
    Power Services                      0     0         0                  0                                  0
    NJR Capital Corp.                   0     0         0                  0                                  0
    NJRE                                0     0         0                  0                                  0
    CR&R                                0     0         0             13,414       0 (1)  13,414  (1)         0
    NJR Investment                      0     0         0                  0                                  0
    NJR Service                         0     0         0                  0
                                  -------------------------------------------------------------------------------
    Total investment in subs            0     0         0      0      11,985   1,429      13,414              0
                                  -------------------------------------------------------------------------------
INTERCOMPANY
    NJR                           (11,977)    0      (310)  (503)          0                            (12,790)
    NJNG                                0     0       (41)     0           0                                (41)
    NJR Energy Serv.                    0     0         0      0           0                                  0
    NJR Retial Holdings                 0     0         0      0           0                                  0
    NJNE                                0     0         0      0           0                                  0
    NJNR                                0     0         0      0           0                                  0
    Plumbing Services                   0     0         0      0           0                                  0
    Home Services                       0     0         0      0           0                                  0
    Power Services                      0     0         0      0           0                                  0
    NJR Capital Corp.                   0     0         0      0           0                                  0
    NJRE                                0     0         0      0           0                                  0
    CR&R                                0     0         0      0           0                                  0
    NJR Investment                      0     0         0      0           0                                  0
    NJR Service                         0     0         1      0           0                                  1
                                  -------------------------------------------------------------------------------
    Total intercompany            (11,977)    0      (350)  (503)          0       0           0        (12,830)
                                  -------------------------------------------------------------------------------
    INTERCOMPANY - FIT               (229)    0      (765)     1           0                               (993)
                                  -------------------------------------------------------------------------------
          TOTAL ASSETS              5,032     0    19,228     20      11,985   1,429      13,414         24,280
                                  ===============================================================================

                                                    ASSETS
                                            Home    Power   Plumbing NJR Retail  CONSOLIDATING     NJR Retail
                                    NJNE  Services Services Services  Holdings   DR       (CR)      Holdings
-------------------------------------------------------------------------------------------------------------
PROP, PLANT & EQUIP
    Utility plant                      0        0       0       0           0                             0
    Accumulated depreciation           0        0       0       0           0                             0
    Oil and gas properties             0        0       0       0           0                             0
    Accumulated amortization           0        0       0       0           0                             0
    Furniture & Fixtures             429      983      38       0           0                  (5)    1,450
    Real estate properties             0        0       0       0           0                             0
    Accumulated depreciation        (429)    (189)    (12)      0           0       (5)                (630)
                                  ---------------------------------------------------------------------------
       Prop plant & equip-net          0      794      26       0           0     0          0          820
                                  ---------------------------------------------------------------------------
CURRENT ASSETS
    Cash & Temp. Invest.            (101)     (42)      0       1           0                          (142)
    Construction Fund                  0        0       0       0           0                             0
    Customer A/R                     442    2,887       0       0           0                  (2)    3,329
    Unbilled revenue                   0        0       0       0           0                             0
    Allow for doubtful a/c's           0        0       0       0           0                             0
    Deferred gas costs               (27)       0       0       0           0                           (27)
    Gas in storage                     0        0       0       0           0                             0
    Materials & supplies               0      597      11       0           0                           608
    Prepaid state taxes                0        0       0       0           0                             0
    Underrecovered gas costs
     - current                         0        0       0       0           0                             0
    Deferred FIT                       0        0       0       0           0                             0
    Net Assets Held for Disposal       0        0       0       0           0                             0
    Derivatives                        0        0       0       0           0                             0
    Broker margin accounts             0        0       0       0           0                             0
    Other                              0      (63)      0       0           0                0 (4)      (63)
                                  ---------------------------------------------------------------------------
       Total current assets          314    3,379      11       1           0     0          0        3,705
                                  ---------------------------------------------------------------------------
DEFERRED FIT                           0        0       0       0           0                0            0

DEFERRED CHARGES & OTHER
    Investments                        0        0       0       0           0                             0
    Regulatory Assets                  0        0       0       0           0                             0
    Underrecovered gas costs
     - long term                       0        0       0       0           0                             0
    Derivatives                        0        0       0       0           0                             0
    Other                              0       51       0       0                                        51
                                  ---------------------------------------------------------------------------
    Total Deferred Charges
     & Other                           0       51       0       0           0     0 (5)                  51
                                  ---------------------------------------------------------------------------
INVESTMENT IN SUBSIDIARIES
    NJNG                               0        0       0       0           0                             0
    NJR Energy Serv.                   0        0       0       0           0                             0
    NJR Retail Holdings                0        0       0       0           0                             0
    NJNE                               0        0       0       0       3,820     0 (1)  3,820 (1)        0
    NJNR                               0        0       0       0           0                             0
    Plumbing Services                  0        0       0       0         (12)   12 (1)      0 (1)        0
    Home Services                      0        0       0       0         267     0 (1)    267 (1)        0
    Power Services                     0        0       0       0        (112)  112 (1)      0 (1)        0
    NJR Capital Corp.                  0        0       0       0           0                             0
    NJRE                               0        0       0       0           0                             0
    CR&R                               0        0       0       0           0                             0
    NJR Investment                     0        0       0       0           0                             0
    NJR Service                        0        0       0       0           0                             0
                                  ---------------------------------------------------------------------------
    Total investment in subs           0        0       0       0       3,963   124      4,087            0
                                  ---------------------------------------------------------------------------
INTERCOMPANY
    NJR                            3,238    2,351     (93)     (5)          0                  (2)    5,491
    NJNG                              (3)    (564)      0      (1)          0       (2)                (568)
    NJR Energy Serv.                  73        0       0       0           0                            73
    NJR Retial Holdings                0        0       0       0           0                             0
    NJNE                               0       11      (1)      0           0                            10
    NJNR                               0        0       0       0           0                             0
    Plumbing Services                  0       12       0       0           0                            12
    Home Services                    (11)       0     (30)    (12)          0                           (53)
    Power Services                     1       30       0       0           0                            31
    NJR Capital Corp.                  0        0       0       0           0                             0
    NJRE                               0        0       0       0           0                             0
    CR&R                               0        0       0       0           0                             0
    NJR Investment                     0        0       0       0           0                             0
    NJR Service                        6       28     (13)      0           0                            21
                                  ---------------------------------------------------------------------------
    Total intercompany             3,304    1,868    (137)    (18)          0     0          0        5,017
                                  ---------------------------------------------------------------------------
    INTERCOMPANY - FIT               842   (1,832)     12       6           0                          (972)
                                  ---------------------------------------------------------------------------
          TOTAL ASSETS             4,460    4,260     (88)    (11)      3,963   124      4,087        8,621
                                  ===========================================================================

                                                                                                     ASSETS
                                              NJR               NJR Energy  NJR Retail NJR Capital
                                     NJR    Service    NJNG    Services Co.  Holdings     Corp.       TOTAL
-------------------------------------------------------------------------------------------------------------
PROP, PLANT & EQUIP
    Utility plant                       0           1,016,966          0           0           0   1,016,966
    Accumulated depreciation            0            (295,074)         0           0           0    (295,074)
    Oil and gas properties              0                   0          0           0           0           0
    Accumulated amortization            0                   0          0           0           0           0
    Furniture & Fixtures            1,124                   0      1,156       1,450           0       3,730
    Real estate properties              0                   0          0           0      23,029      23,029
    Accumulated depreciation         (741)                  0       (571)       (630)     (2,705)     (4,647)
                                  ---------------------------------------------------------------------------
       Prop plant & equip-net         383        0    721,892        585         820      20,324     744,004
                                  ---------------------------------------------------------------------------
CURRENT ASSETS
    Cash & Temp. Invest.               30      (69)     2,211      1,654        (142)       (108)      3,576
    Construction Fund                   0               3,600          0           0           0       3,600
    Customer A/R                        0       76     51,270     26,246       3,329       1,308      82,229
    Unbilled revenue                    0               3,941          0           0           0       3,941
    Allow for doubtful a/c's            0              (1,655)    (1,104)          0        (267)     (3,026)
    Deferred gas costs                  0                   0          0         (27)          0         (27)
    Gas in storage                      0              52,329         17           0           0      52,346
    Materials & supplies                0        0      2,395          0         608           0       3,003
    Prepaid state taxes                 0               8,268          0           0           0       8,268
    Underrecovered gas costs
     - current                          0              15,335          0           0           0      15,335
    Deferred FIT                        0                   0          0           0           0           0
    Net Assets Held for Disposal        0                   0          0           0           0           0
    Derivatives                         0               3,152     21,493           0          53      24,698
    Broker margin accounts              0              29,123       (225)          0           0      28,898
    Other                          11,575       11     12,056      5,014         (63)          0      28,593
                                  ---------------------------------------------------------------------------
       Total current assets        11,605       18    182,025     53,095       3,705         986     251,434
                                  ---------------------------------------------------------------------------
DEFERRED FIT                          828        0          0          0           0        (323)        505

DEFERRED CHARGES & OTHER
    Investments                       129                              0           0      15,807      15,936
    Regulatory Assets                   0              98,753                      0           0      98,753
    Underrecovered gas costs
     - long term                        0              33,006          0           0           0      33,006
    Derivatives                         0               6,515      6,731           0       1,182      14,428
    Other                             991       73     23,594          0          51         127      24,836
                                  ---------------------------------------------------------------------------
    Total Deferred Charges
     & Other                        1,120       73    161,868      6,731          51      17,116     186,959
                                  ---------------------------------------------------------------------------
INVESTMENT IN SUBSIDIARIES
    NJNG                          387,045                   0          0           0           0     387,045
    NJR Energy Serv.               19,528                   0          0           0           0      19,528
    NJR Retail Holdings             3,963                   0          0           0           0       3,963
    NJNE                                0                   0          0           0           0           0
    NJNR                                0                   0          0           0           0           0
    Plumbing Services                   0                   0          0           0           0           0
    Home Services                       0                   0          0           0           0           0
    Power Services                      0                   0          0           0           0           0
    NJR Capital Corp.              11,995                   0          0           0           0      11,995
    NJRE                                0                   0          0           0           0           0
    CR&R                                0                   0          0           0           0           0
    NJR Investment                      0                   0          0           0           0           0
    NJR Service                         0                   0          0           0           0           0
                                  ---------------------------------------------------------------------------
    Total investment in subs      422,531        0          0          0           0           0     422,531
                                  ---------------------------------------------------------------------------
INTERCOMPANY
    NJR                                 0    3,843        234     20,170       5,491     (12,790)     16,948
    NJNG                             (200)    (845)         0        (71)       (568)        (41)     (1,725)
    NJR Energy Serv.              (20,143)      (3)        71          0          73           0     (20,002)
    NJR Retial Holdings                 0        0          0          0           0           0           0
    NJNE                           (3,238)      (6)         3        (73)         10           0      (3,304)
    NJNR                                0        1          0          0           0           0           1
    Plumbing Services                   5        0          2          0          12           0          19
    Home Services                  (2,349)     (28)       564          0         (53)          0      (1,866)
    Power Services                    104        0          0          0          31           0         135
    NJR Capital Corp.                   0        0          0          0           0           0           0
    NJRE                           11,977       (1)         0          0           0           0      11,976
    CR&R                              346       (1)        41          0           0           0         386
    NJR Investment                    502        0          0          0           0           0         502
    NJR Service                    (3,872)       0        843          3          21           1      (3,004)
                                  ---------------------------------------------------------------------------
    Total intercompany            (16,868)   2,960      1,758     20,029       5,017     (12,830)         66
                                  ---------------------------------------------------------------------------
    INTERCOMPANY - FIT             10,819              (8,766)       (88)       (972)       (993)          0
                                  ---------------------------------------------------------------------------
          TOTAL ASSETS            430,418    3,051  1,058,777     80,352       8,621      24,280   1,605,499
                                  ===========================================================================


                                    RECLASS             CONSOLIDATING         CONSOL
                                    DR        (CR)      DR        (CR)        TOTAL
--------------------------------------------------------------------------------------
PROP, PLANT & EQUIP
    Utility plant                                                    55 (F) 1,016,911
    Accumulated depreciation                                                 (295,074)
    Oil and gas properties                                                          0
    Accumulated amortization                                                        0
    Furniture & Fixtures                                                        3,730
    Real estate properties                                                     23,029
    Accumulated depreciation                                                   (4,647)
                                  ----------------------------------------------------
       Prop plant & equip-net                                                 743,949
                                  ----------------------------------------------------
CURRENT ASSETS
    Cash & Temp. Invest.             468 (6)                                    4,044
    Construction Fund                                                           3,600
    Customer A/R                                79 (5)                         82,150
    Unbilled revenue                                                            3,941
    Allow for doubtful a/c's                                                   (3,026)
    Deferred gas costs                                  27 (7)          (7)         0
    Gas in storage                17,673 (8)                                   70,019
    Materials & supplies                                                        3,003
    Prepaid state taxes                                                         8,268
    Underrecovered gas costs
     - current                                                                 15,335
    Deferred FIT                                                                    0
    Net Assets Held for Disposal                                                    0
    Derivatives                                                                24,698
    Broker margin accounts                                                     28,898
    Other                             66 (4)     0 (4)   0 (H)    7,837 (B)    20,822
                                  ----------------------------------------------------
       Total current assets                                                   261,752
                                  ----------------------------------------------------
DEFERRED FIT                           0 (2)   505 (2)                              0

DEFERRED CHARGES & OTHER
    Investments                                468 (6)                         15,468
    Regulatory Assets                                                          98,753
    Underrecovered gas costs
     - long term                                                               33,006
    Derivatives                                                                14,428
    Other                                                0 (A)                 24,836
                                  ----------------------------------------------------
    Total Deferred Charges
     & Other                                                                  186,491
                                  ----------------------------------------------------
INVESTMENT IN SUBSIDIARIES
    NJNG                                                        387,045 (A)         0
    NJR Energy Serv.                                             19,528 (A)         0
    NJR Retail Holdings                  (3)     0       0        3,963 (A)         0
    NJNE                                                              0 (A)         0
    NJNR                                                              0 (A)         0
    Plumbing Services                                                 0 (A)         0
    Home Services                                                     0 (A)         0
    Power Services                                                    0 (A)         0
    NJR Capital Corp.                                            11,995 (A)         0
    NJRE                                                              0 (A)         0
    CR&R                                                              0 (A)         0
    NJR Investment                                                    0 (A)         0
    NJR Service                                                       0 (A)         0
                                  ----------------------------------------------------
    Total investment in subs                                    422,531             0
                                  ----------------------------------------------------
INTERCOMPANY
    NJR                                0 (4)    66 (4)   0            0 (D)    16,882
    NJNG                               0 (3)     0 (3)                         (1,725)
    NJR Energy Serv.                             0                            (20,002)
    NJR Retial Holdings                                                             0
    NJNE                                                                       (3,304)
    NJNR                                                                            1
    Plumbing Services                                                              19
    Home Services                                                              (1,866)
    Power Services                                                                135
    NJR Capital Corp.                                                               0
    NJRE                                                                       11,976
    CR&R                                                                          386
    NJR Investment                                                                502
    NJR Service                                                                (3,004)
                                  ----------------------------------------------------
    Total intercompany                                                              0
                                  ----------------------------------------------------
    INTERCOMPANY - FIT                                                              0
                                  ----------------------------------------------------
          TOTAL ASSETS                                                      1,192,192
                                  ====================================================

NEW JERSEY RESOURCES CORPORATION                                       26-Feb-02
Consolidating Balance Sheet                                          10:14:09 AM
September 30, 2001


                                                LIABILITIES AND STOCKHOLDER EQUITY
                                 NJRE    NJNR             NJR   NJR Capital   CONSOLIDATING        NJR Capital
                                 Cont.  Disc Op  CR&R   Invest.    Corp.      DR         (CR)         Corp.
--------------------------------------------------------------------------------------------------------------
CAPITALIZATION
    Common stock equity         (1,429)     0   13,414     11      11,985   11,985 (1)                11,996


    Redeemable preferred stock       0      0        0                  0                                  0

    Long-term debt                   0      0        0                  0                                  0
                                ------------------------------------------------------------------------------
       Total capitalization     (1,429)     0   13,414     11      11,985   11,985           0        11,996
                                ------------------------------------------------------------------------------
CURRENT LIABILITIES
    Current maturities of LTD        0      0        0                  0                                  0
    Notes payable to banks           0      0        0                  0                                  0
    Commercial paper                 0      0        0                  0                                  0
    Purchased gas                    0      0        0                  0                    0 (4)         0
    Accounts payable & other     1,171      0      297                  0                              1,468
    Accrued taxes                    0      0     (470)                 0                               (470)
    Overrecovered gas costs          0      0        0                  0                                  0
    Derivatives                    415      0        0                  0                                415
    Customer (cr) bal & dep          0      0      (30)                 0                                (30)
                                ------------------------------------------------------------------------------
       Total current liabil      1,586      0     (203)     0           0        0           0         1,383
                                ------------------------------------------------------------------------------
DEFERRED CREDITS
    Deferred ITC                     0      0        0                  0                                  0
    Deferred FIT                 1,737      0   (7,648)     9           0        0 (1)                (5,902)
    Deferred gain                2,426      0   13,665                  0                             16,091
    Deferred gas costs                                                  0                                  0
    Derivatives                    712                                  0                                712
    Manufactured gas plant
     remediation                                                        0                                  0
    Regulatory liabilities
     and other                       0      0        0                  0                                  0
                                ------------------------------------------------------------------------------
       Total deferred credits    4,875      0    6,017      9           0        0           0        10,901
                                ------------------------------------------------------------------------------
         TOTAL CAP & LIAB.       5,032      0   19,228     20      11,985   11,985           0        24,280
                                ==============================================================================
                                     0      0        0      0           0   13,414      13,414             0
                                     0      0        0      0           0                    0             0
                                    OK     OK       OK     OK


                                         Home     Power  Plumbing NJR Retail   CONSOLIDATING  NJR Retail
                                  NJNE Services Services Services  Holdings    DR        (CR)  Holdings
--------------------------------------------------------------------------------------------------------
CAPITALIZATION
    Common stock equity          3,820     267     (112)    (12)     3,963   3,963 (1)            3,963
                                                                                 0 (2)

    Redeemable preferred stock       0       0        0       0          0                            0

    Long-term debt                   0       0        0       0          0                            0
                                ------------------------------------------------------------------------
       Total capitalization      3,820     267     (112)    (12)     3,963   3,963          0     3,963
                                ------------------------------------------------------------------------
CURRENT LIABILITIES
    Current maturities of LTD        0       0        0       0          0                            0
    Notes payable to banks           0       0        0       0          0                            0
    Commercial paper                 0       0        0       0          0                            0
    Purchased gas                   79       0        0       0          0                           79
    Accounts payable & other       139   5,066       11       2          0       0 (4)            5,218
    Accrued taxes                    0      40        0       0          0                           40
    Overrecovered gas costs          0       0        0       0          0                            0
    Derivatives                      0       0        0       0          0                            0
    Customer (cr) bal & dep          0       0       17       0          0                           17
                                ------------------------------------------------------------------------
       Total current liabil        218   5,106       28       2          0       0          0     5,354
                                ------------------------------------------------------------------------
DEFERRED CREDITS
    Deferred ITC                     0       0        0       0          0                            0
    Deferred FIT                   422  (1,602)      (4)      0          0       0 (2)           (1,184)
    Deferred gain                    0       0        0       0          0                            0
    Deferred gas costs               0       0        0       0          0                            0
    Derivatives                      0       0        0       0          0                            0
    Manufactured gas plant
     remediation                     0       0        0       0          0                            0
    Regulatory liabilities
     and other                       0     489        0      (1)         0                          488
                                ------------------------------------------------------------------------
       Total deferred credits      422  (1,113)      (4)     (1)         0       0          0      (696)
                                ------------------------------------------------------------------------
         TOTAL CAP & LIAB.       4,460   4,260      (88)    (11)     3,963   3,963          0     8,621
                                ========================================================================
                                     0       0        0       0          0   4,087      4,087         0
                                     0       0        0       0          0                  0         0
                                    OK      OK       OK      OK


                                                                                  LIABILITIES AND STOCKHOLDER EQUITY
                                          NJR             NJR Energy   NJR Retail NJR Capital              RECLASS
                                  NJR   Service    NJNG   Services Co.   Holdings     Corp.      TOTAL     DR         (CR)
------------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION
    Common stock equity         352,124      0    387,044    19,528        3,963     11,996     774,655                  0 (3)


    Redeemable preferred stock        0      0        298         0            0          0         298

    Long-term debt               55,900      0    297,899         0            0          0     353,799      0 (3)
                                ----------------------------------------------------------------------------------------------
       Total capitalization     408,024      0    685,241    19,528        3,963     11,996   1,128,752
                                ----------------------------------------------------------------------------------------------
CURRENT LIABILITIES
    Current maturities of LTD         0               529         0            0          0         529                  0 (3)
    Notes payable to banks            0             1,000         0            0          0       1,000
    Commercial paper                  0            84,800         0            0          0      84,800
    Purchased gas                     0            27,663    39,884           79          0      67,626      0 (3)  17,673 (8)
    Accounts payable & other      9,434  2,550     34,583       666        5,218      1,468      53,919     79 (5)       0 (3)
    Accrued taxes                11,222      2      5,340      (363)          40       (470)     15,771      0
    Overrecovered gas costs           0                 0         0            0          0           0
    Derivatives                       0            29,048     5,968            0        415      35,431                  0 (1)
    Customer (cr) bal & dep           0            14,436         0           17        (30)     14,423
                                ----------------------------------------------------------------------------------------------
       Total current liabil      20,656  2,552    197,399    46,155        5,354      1,383     273,499
                                ----------------------------------------------------------------------------------------------
DEFERRED CREDITS
    Deferred ITC                      0             9,497         0            0          0       9,497
    Deferred FIT                   (103)           98,062     4,814       (1,184)    (5,902)     95,687    505 (2)       0 (2)
    Deferred gain                     0                 0     2,955            0     16,091      19,046
    Deferred gas costs                0                 0         0            0          0           0
    Derivatives                       0             1,597     6,900            0        712       9,209      0 (1)
    Manufactured gas plant
     remediation                      0            53,840         0            0          0      53,840
    Regulatory liabilities
     and other                    1,841    499     13,141         0          488          0      15,969
                                ----------------------------------------------------------------------------------------------
       Total deferred credits     1,738    499    176,137    14,669         (696)    10,901     203,248
                                ----------------------------------------------------------------------------------------------
         TOTAL CAP & LIAB.      430,418  3,051  1,058,777    80,352        8,621     24,280   1,605,499      0           0
                                ==============================================================================================
                                      0      0          0         0            0          0           0 18,791      18,791
                                      0      0          0         0            0          0           0                  0
                                     OK     OK         OK        OK


                                  CONSOLIDATING           CONSOL
                                  DR           (CR)        TOTAL
------------------------------------------------------------------
CAPITALIZATION
    Common stock equity         422,531 (A)                352,069
                                     55 (F)
                                      0 (D)
    Redeemable preferred stock                                 298

    Long-term debt                                         353,799
                                ----------------------------------
       Total capitalization                                706,166
                                ----------------------------------
CURRENT LIABILITIES
    Current maturities of LTD                                  529
    Notes payable to banks                                   1,000
    Commercial paper                                        84,800
    Purchased gas                     0 (7)       27 (7)    85,326
    Accounts payable & other      7,837 (B)        0 (H)    46,003
    Accrued taxes                     0 (G)                 15,771
    Overrecovered gas costs                                      0
    Derivatives                                             35,431
    Customer (cr) bal & dep                                 14,423
                                ----------------------------------
       Total current liabil                                283,283
                                ----------------------------------
DEFERRED CREDITS
    Deferred ITC                                             9,497
    Deferred FIT                                   0 (G)    95,182
    Deferred gain                                           19,046
    Deferred gas costs                                           0
    Derivatives                                              9,209
    Manufactured gas plant
     remediation                                            53,840
    Regulatory liabilities
     and other                                              15,969
                                ----------------------------------
       Total deferred credits                              202,743
                                ----------------------------------
         TOTAL CAP & LIAB.                               1,192,192
                                ==================================
                                430,450      430,450             0
                                                   0             0

                                    EXHIBIT B


            None

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2002.


                                             New Jersey Resources Corporation



                                       By:
                                           -------------------------------------
                                              OLETA J. HARDEN
                                              Senior Vice President & Secretary

(Corporate Seal)

Attest:



---------------------------
     GLENN C. LOCKWOOD
Senior Vice President & CFO


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


               Oleta J. Harden, Senior Vice President & Secretary
                        New Jersey Resources Corporation
                                1415 Wyckoff Road
                                 Wall, NJ 07719


                                       12